March 11, 2008

Karen J. Garnett

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4561

Washington DC 20549

RE:

CFO Consultants, Inc.

Registration Statement on Form S-1

Filed February 19, 2008

File No. 333-149294

Dear Ms. Garnett:

Here are the responses to your comment letter of March 7, 2008.

General

1.

We note that Orion Investment owns 62% of the common stock currently outstanding (or 23% if the maximum is sold) and that Orion is offering all of its shares (2,000,000) for resale.  Please provide your analysis of why the offering by Orion would not be deemed an offering by or on behalf of the registrant.  In your analysis, please address the following along with any other relevant factors:

•

The percentage of the overall offering that the shares offered by Orion represent;

•

The date on which and the manner in which Orion received the shares;

•

The relationship between Orion and the company, including an analysis of whether the Orion is an affiliate of the company;

•

Whether or not Orion is in the business of underwriting securities.

Attached.

Registration Statement Facing Page

2.

 The prospectus cover page indicates that the prospectus is offering a total of 7 million shares of common stock:  2,000,000 being offered by the selling shareholder and 5,000,000 being offered by the registrant.  Please revise the fee table to include the 2,000,000 shares of common stock that you intend to register for resale.  Alternatively, please revise the prospectus cover page to clarify that the registrant is offering only 3,000,000.

Revised.

Securities Ownership of Certain Beneficial Owners and Management, page 20

3.

 Please add footnote disclosure to your beneficial ownership table to state the names of the natural persons who have ultimate voting or dispositive control over the shares held by Orion Investment, Inc.

Footnote added.

Part II

Item 28.  Undertakings, page II-2

4.

 Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Added.

Very Truly Yours,

/s/ Norman LeBoeuf

Norman LeBoeuf,

President

PS    Harold Gewerter, Esq. is our attorney in this matter.

1.

•

 The percentage of the overall offering that the shares offered by Orion represent;

28.5%

•

The date on which and the manner in which Orion received the shares;

December 20, 2007

•

The relationship between Orion and the company, including an analysis of whether the Orion is an affiliate of the company;

Orion has no previous relationship with the company.  Upon its subscription it holds 62% of the outstanding stock of the company which makes it an affiliate.

•

Whether or not Orion is in the business of underwriting securities.

Orion is not in the business of underwriting securities.

2